Platinum Group Metals Ltd.

(Development Stage Company)

Consolidated Interim Financial Statements

For the nine month period ended May 31, 2007

Filed: July 16, 2007

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
May 31, 2007 and August 31, 2006

	May 31	August 31
	2007	2006
ASSETS
CURRENT
Cash and cash equivalents	$14,486,241	$10,066,801
Marketable securities (market value - May 31/07 $1,555,000;
Aug. 31/06 - $564,000)	210,000	210,000
Amounts receivable (Note 3)	572,577	394,993
Prepaid expenses and other	65,288	64,148
Total current assets	15,334,106	10,735,942
PERFORMANCE BONDS	39,777	27,364
INVESTMENT IN WESTERN BUSHVELD
JOINT VENTURE (Note 5)	13,198,197	10,830,088
MINERAL PROPERTIES (Note 6)	5,088,824	5,830,797
FIXED ASSETS (Note 7)	311,547	240,250
Total assets	$33,972,451	$27,664,441
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,221,685	$2,126,584
Unspent WBJV partners contribution (Note 5)	674,879	-
Current portion of capital lease obligation	1,738	6,658
Total current liabilities	1,898,302	2,133,242
LONG-TERM PORTION OF CAPITAL LEASE OBLIGATION	15,911	15,911
FUTURE INCOME TAXES (Note 11)	-	-
Total liabilities	1,914,213	2,149,153
SHAREHOLDERS' EQUITY
Share capital (Note 8)	52,095,004	39,798,768
Contributed Surplus (Note 9)	2,998,201	1,785,705
Cumulative translation adjustment	(2,258,934)	(658,381)
Deficit accumulated during the exploration stage	(20,776,033)	(15,410,804)
Total shareholders' equity	32,058,238	25,515,288
Total liabilities and shareholders' equity	$33,972,451	$27,664,441

CONTINUING OPERATIONS (Note 1) CONTINGENCIES AND COMMITMENTS (NOTE 12)

APPROVED BY THE DIRECTORS:

"R. Michael Jones"

R. Michael Jones, Director

"Frank R. Hallam"

Frank Hallam, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Operations

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2007	May 31, 2006	May 31, 2007	May 31, 2006
EXPENSES
Amortization	$28,796	$20,642	$67,321	$51,519
Annual general meeting	-	-	82,697	50,563
Filing and transfer agent fees	19,711	5,099	64,457	45,168
Insurance	17,555	7,536	36,239	21,790
Mineral property costs written off	-	-	1,323,222	793,298
Management and consulting fees	196,701	50,021	453,773	313,084
News releases, print and mailout	14,735	15,073	79,526	33,045
Office and miscellaneous	115,903	25,036	176,360	89,447
Other taxes	-	-	3,294	110
Professional fees	99,582	32,295	212,710	149,694
Promotion	62,125	85,059	147,475	155,505
Property investigations	71,374	-	71,374	-
Rent	33,754	21,056	94,967	64,222
Salaries and benefits	293,009	216,294	875,405	652,669
Shareholder relations	51,277	31,687	167,408	108,072
Stock compensation expense	814,890	-	1,395,866	39,944
Telephone	17,218	11,526	49,251	32,555
Travel	159,511	64,995	500,754	191,532
	(1,996,141)	(586,319)	(5,802,099)	(2,792,217)
Less interest and other income (Note 10 (b), (c))	165,873	55,062	436,870	134,245
Loss before other items	(1,830,268)	(531,257)	(5,365,229)	(2,657,972)
Other items:
(Gain) loss on sale
of marketable securities	-	(16,165)	-	(5,050)
	-	(16,165)	-	(5,050)
Loss for the period before income taxes	(1,830,268)	(515,092)	(5,365,229)	(2,652,922)
Future income tax recovery	-	-	-	-
Loss for the period	$(1,830,268)	$(515,092)	$(5,365,229)	$(2,652,922)
Basic and diluted loss per share	$(0.03)	$(0.01)	$(0.09)	$(0.06)
Weighted-average number of
common shares outstanding	59,587,969	47,698,734	57,076,985	45,884,072

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
August 31, 2001, to May 31, 2007

								Deficit
				Flow-through				accumulated
	Common shares		Obligation	special			Cumulative	during	Total
	without par value		to issue	warrants		Contributed	translation	exploration	shareholders'
	Shares	Amount	shares	Number	Amount	surplus	adjustment	stage	equity
Balance, August 31, 2000	1,395,001	$89,000	$20,000	2,605,000	$521,000	$-	$-	$(39,956)	$590,044
Issued for cash	3,195,391	1,356,532	-	2,383,090	1,107,771	-	-	-	2,464,303
Issued upon exercise of share purchase warrants	2,000	1,100	-	-	-	-	-	-	1,100
Issued for mineral properties	210,000	57,050	(17,400)	-	-	-	-	-	39,650
Issued upon exercise of special warrants	2,605,000	521,000	-	(2,605,000)	(521,000)	-	-	-	-
Issued upon exercise of flow through
special warrants	2,383,090	1,107,771	-	(2,383,090)	(1,107,771)	-	-	-	-
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(310,000)	(310,000)
Net loss	-	-	-	-	-	-	-	(482,687)	(482,687)
Balance at August 31, 2001	9,790,482	3,132,453	2,600	-	-	-	-	(832,643)	2,302,410
Issued for cash	6,864,001	1,951,135	-	-	-	-	-	-	1,951,135
Issued for mineral properties	102,728	36,509	(2,600)	-	-	-	-	-	33,909
Issued to acquire New Millennium Metals	5,468,421	1,310,385	-	-	-	-	-	-	1,310,385
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(266,000)	(266,000)
Net loss	-	-	-	-	-	-	-	(1,501,620)	(1,501,620)
Balance, August 31, 2002	22,225,632	6,430,482	-	-	-	-	-	(2,600,263)	3,830,219
Issuance of flow-through common shares for cash	1,181,346	678,589	-	-	-	-	-	-	678,589
Issuance of common shares for cash	3,062,500	1,411,342	-	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option	571,603	200,061	-	-	-	-	-	-	200,061
Issued on exercise of warrants	645,990	233,389	-	-	-	-	-	-	233,389
Issued on exercise of stock options	96,500	35,075	-	-	-	-	-	-	35,075
Issued for mineral properties	47,696	16,140	-	-	-	-	-	-	16,140
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(140,000)	(140,000)
Stock options granted to consultants	-	-	-	-	-	42,051	-	-	42,051
Net loss	-	-	-	-	-	-	-	(1,748,993)	(1,748,993)
Balance, August 31, 2003	27,831,267	9,005,078	-	-	-	42,051	-	(4,489,256)	4,557,873
Issuance of flow-through common shares for cash	1,056,000	1,267,200	-	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,810,207	3,226,590	-	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,747,032	1,428,407	-	-	-	-	-	-	1,428,407
Issued on exercise of stock options	132,000	59,200	-	-	-	-	-	-	59,200
Issued for mineral properties	10,909	3,600	-	-	-	-	-	-	3,600
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(346,000)	(346,000)
Stock options granted to consultants	-	-	-	-	-	92,881	-	-	92,881
Net loss	-	-	-	-	-	-	-	(2,242,627)	(2,242,627)
Balance, August 31, 2004	34,587,415	14,990,075	-	-	-	134,932	-	(7,077,883)	8,047,124
Cumulative effect of change in accounting policy	-	-	-	-	-	318,000	-	(318,000)	-
Issuance of flow-through common shares for cash	173,267	259,901	-	-	-	-	-	-	259,901
Issuance of common shares for cash	5,000,000	5,441,078	-	-	-	-	-	-	5,441,078
Issued on exercise of warrants	2,469,949	2,272,462	-	-	-	-	-	-	2,272,462
Issued on exercise of stock options	903,000	521,873	-	-	-	(13,023)	-	-	508,850
Issued for mineral properties	25,000	28,000	-	-	-	-	-	-	28,000
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	-	(366,000)	(366,000)
Stock options granted	-	-	-	-	-	1,283,289	-	-	1,283,289
Net loss	-	-	-	-	-	-	-	(3,795,648)	(3,795,648)
Balance, August 31, 2005	43,158,631	23,513,389	-	-	-	1,723,198	-	(11,557,531)	13,679,056
Issuance of common shares for cash	9,500,000	14,898,656	-	-	-	-	-	-	14,898,656
Issued on exercise of warrants	843,047	1,181,305	-	-	-	-	-	-	1,181,305
Issued on exercise of stock options	164,500	165,418	-	-	-	(47,669)	-	-	117,750
Issued for mineral properties	25,000	40,000	-	-	-	-	-	-	40,000
Stock options granted	-	-	-	-	-	110,176	-	-	110,176
Translation adjustment	-	-	-	-	-	-	(658,381)	-	(658,381)
Net loss	-	-	-	-	-	-	-	(3,853,273)	(3,853,273)
Balance, August 31, 2006	53,691,178	39,798,768	-	-	-	1,785,705	(658,381)	(15,410,804)	25,515,288
Issued on exercise of warrants	6,333,194	11,454,791	-	-	-	-	-	-	11,454,791
Issued on exercise of stock options	651,875	611,445	-	-	-	(183,370)	-	-	428,075
Issued for mineral properties	50,000	230,000	-	-	-	-	-	-	230,000
Stock options granted	-	-	-	-	-	1,395,866	-	-	1,395,866
Translation adjustment	-	-	-	-	-	-	(1,600,553)	-	(1,600,553)
Net loss	-	-	-	-	-	-	-	(5,365,229)	(5,365,229)
Balance, May 31, 2007	60,726,247	$52,095,004	$-	-	$-	$2,998,201	$(2,258,934)	$(20,776,033)	$32,058,238

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	May 31, 2007	May 31, 2006	May 31, 2007	May 31, 2006
OPERATING ACTIVITIES
Loss for the period	$(1,830,268)	$(515,092)	$(5,365,229)	$(2,652,922)
Add items not affecting cash
Amortization	28,796	20,642	67,321	51,519
Loss on sale of capital assets	-	-	-	-
(Gain) loss on disposal
of marketable securities	-	(16,165)	-	(5,050)
Mineral property costs written off	-	-	1,323,222	793,298
Non-cash share compensation expense	814,890	-	1,395,866	39,944
Net change in non-cash working
capital (Note 13)	(729,585)	(116,386)	327,136	16,494
	(1,716,167)	(627,001)	(2,251,684)	(1,756,717)
FINANCING ACTIVITIES
Performance Bonds	2,993	2,700	(12,413)	2,833
Issuance of common shares	7,073,545	2,968,882	11,882,866	6,895,558
Allotted common shares pending	-	(2,465,000)	-	-
	7,076,538	506,582	11,870,453	6,898,391
INVESTING ACTIVITIES
Acquisition of capital assets	(59,144)	(29,964)	(138,618)	(66,934)
Sale of capital assets	-	-	-	-
Acquisition cost of mineral properties	(4,006)	(22,505)	(110,751)	(825,757)
Exploration expenditures	(254,394)	(2,339,220)	(470,499)	(5,778,795)
Investment in and advances to Joint Venture	(939,491)	-	(4,479,461)	-
Proceeds on sale of marketable securities	-	24,165	-	46,800
	(1,257,035)	(2,367,524)	(5,199,329)	(6,624,686)
Net increase in cash and cash equivalents	4,103,336	(2,487,943)	4,419,440	(1,483,012)
Cash and cash equivalents, beginning of period	10,382,905	3,755,392	10,066,801	2,750,461
Cash and cash equivalents, end of period	$14,486,241	$1,267,449	$14,486,241	$1,267,449

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

(i)	During the period ended May 31, 2007, the Company issued 50,000 common shares with a value of $230,000 in connection with the acquisition of mineral properties.

(ii)	During the year ended August 31, 2006, the Company issued 25,000 common shares with a value of $40,000 in connection with the acquisition of mineral properties.

(iii)	During the year ended August 31, 2005, the Company issued 25,000 common shares with a value of $28,000 in connection with the acquisition of mineral properties.

(iv)	During the year ended August 31, 2005 the Company acquired 1,407,069 shares of Active Gold Group Ltd. (Active Gold") from six of Active Gold's founding shareholders, all of whom are at arm's length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, paid from the Company's holdings of that security. In September 2006, Sydney Resource Corporation was reorganized and named West Timmins Mining Inc. As Active Gold was estimated to have nominal value, the tranaction was entered into for the purpose of preserving existing business relationships. The Company therefore recorded the exchange as an expense.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:
No interest or income tax expenses were paid during the periods disclosed.

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

1.

CONTINUING OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”).  The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds can or will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 15 of the Company’s annual audited financial statements.

(a)

Basis of Presentation and principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest”

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)

Basis of Presentation and principles of consolidation (continued)

or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (PTY) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

The Company’s 37% working interest in the Western Bushveld Joint Venture (Note 5) is recorded using the equity method.

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a quarterly basis and if the carrying values exceed estimated recoverable values, then the properties are written down to fair value. If put into production, the costs of acquisition and exploration will be amortized over the life of the property based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Marketable securities and investments

Marketable securities are recorded at the lower of cost or market value.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment accounts.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Marketable securities and investments (continued)

Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

Provisions for impairment of long term investments are made, where necessary, to recognize other than temporary declines in value.

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

(f)

Stock-based compensation

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted is recorded in operations.

Please refer to Note 8 (c) for a summary of stock options granted in the current period and the related valuation assumptions.

(g)

Earnings (loss) per common share

Basic earnings per share are calculated using the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock options and warrants, or the return of contingently returnable shares, but are excluded from the computation if their effect is anti-dilutive.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(i)

Financial instruments

The fair values of cash and cash equivalents, amounts receivable, accounts payable and capital lease obligation reflected in the balance sheet approximate their respective carrying values. The fair value of marketable securities is disclosed on the balance sheet.

Price risk is the risk that the value of the Company’s financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(j)

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include provisions for loss on and the estimated recoverable amount of assets, depreciation, income tax provisions, contingent liabilities, stock compensation and asset retirement obligations. Actual results could differ from those estimates.

(k)

Reclamation and closure costs

The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.

The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

3.

AMOUNTS RECEIVABLE

	May 31, 2007	Aug. 31, 2006
Advances receivable	$131,763	$38,401
Due from related parties (Note 10 (b) and (c ))	2,311	55,087
Goods and services tax recoverable	44,333	22,519
South African value added tax ("VAT") recoverable	289,600	241,462
Interest receivable	104,570	37,524
Other	-	-
	$572,577	$394,993

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

4.

INVESTMENTS

(a)

MAG Silver Corporation

In 2003 the Company earned a finders’ fee of 200,000 shares of MAG Silver Corporation (“MAG”), a company with one director and one officer in common with the Company, with an assigned value of $0.50 per share for introducing MAG to certain individuals and mineral properties located in Mexico. During 2003 the Company sold 100,000 of these shares for proceeds of $67,630. The remaining 100,000 MAG shares owned by the Company had a market value of $1,035,000 at May 31, 2007 and are included in marketable securities.

(b)

West Timmins Mining Inc.

In 2002 New Millennium granted Sydney Resource Corporation (“SYR”), a company with two directors in common with the Company, an option to earn a 50% interest in New Millennium’s 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia.  On December 2, 2003 the Company and SYR agreed to terminate the Option and the Company then sold the property to SYR outright in exchange for 1,200,000 shares of SYR at a value of $0.20 per share.  At August 31, 2006 the Company held 800,001 SYR shares with an aggregate cost of $160,000. Market value for these 800,001 shares at May 31, 2007 was $520,001. The shares are included in marketable securities.  SYR was reorganized and named West Timmins Mining Inc. on September 14, 2006.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

5.

Investment in Western Bushveld Joint Venture (the “WBJV”)

	May 31, 2007	Aug. 31, 2006
Opening Balance	$10,830,088	$5,770,020
Additional investment and
advances	3,968,662	5,718,449
Translation adjustment	(1,600,553)	(658,381)
Share of net loss	-	-
Ending Balance	$13,198,197	$10,830,088

Details of the assets of the WBJV excluding the property rights contributed by the other ventures are as follows:

	May 31, 2007	Aug. 31, 2006
Acquisition costs
of mineral rights
Balance, beginning of year	$1,785,792	$1,804,926
Incurred during year	289,904	93,367
Translation adjustment	(430,082)	(112,501)
Balance, end of period	$1,645,614	$1,785,792
Deferred exploration costs
Balance, beginning of year	$11,031,439	$3,965,094
Assays and geochemical	447,699	756,770
Drilling	3,749,601	4,554,926
Geological	1,351,932	1,557,563
Geophysical	95,591	12,725
Site administration	392,542	661,430
Travel	88,362	68,811
	17,157,165	11,577,319
Translation adjustment	(1,170,471)	(545,880)
Balance, end of period	$15,986,694	$11,031,439
Less other venturer's interest	(6,459,819)	(2,613,778)
Due from other venturer's	$2,025,707	$626,635
	$13,198,197	$10,830,088

From inception of the joint venture to May 31, 2007 there have been no material earnings or losses as all activities of the joint venture have been in connection with acquiring mineral rights and exploring the properties for minerals.

On October 26, 2004 the Company entered into a joint venture with Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the “WBJV”) to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa.  The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see (ii) (1) and (ii) (2) below). Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum will each own an initial 37% working interest in the WBJV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the WBJV in areas such as training, job creation and procurement.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

5.

Investment in Western Bushveld Joint Venture (the “WBJV”) (continued)

The Company was required to operate and fund an exploration program in the amount of Rand 35 million (Cdn$6.44 million at August 31, 2005) over five years in order to earn its 37% interest in WBJV. As of April 2006 this requirement had been completed. After Rand 35 million in expenditures were funded by PTM, the parties are required to fund their portion of further expenditures in excess of Rand 35 million pro-rata based on their working interest in the WBJV.

Once a bankable feasibility study has been completed, the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGE ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code.  Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Each party will then have the opportunity to contribute additional capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

The Company has concluded that it has significant influence over the operations of WBJV but not joint control and is therefore recording the investment using the equity method.

The initial exchange of the Company’s pre-existing interests in the Elandsfontein and Onderstepoort properties for the interest in WBJV has been recorded at cost as it represents a non-monetary exchange.  The balance paid to date under the Company’s commitment to spend up to Rand 35 million in exploration costs has also been recorded as a cost of the investment.

In September, 2006 the Company and WBJV participants Anglo Platinum Limited and Africa Wide Mining had approved a new cash budget for the WBJV totaling Rand 54,791,662 (approximately Cdn $8.39 million at September 30, 2006).  Each party is to fund their pro-rata share of the approved budget by way of three separate cash calls.  At May 31, 2007 Anglo Platinum had an unspent contribution balance of Rand 4,496,194 (C$674,879) which will be used to fund their pro-rata share of further expenditures on the WBJV.  At May 31, 2007 Africa Wide was due to contribute approximately Rand 16.6 million (C$2.5 million), which amount was still outstanding at the time of writing. This amount is not recorded as a receivable by the Company. Africa Wide is working to complete its own financing at the time of writing. The joint venture does not maintain separate records and all receipts, disbursements and net assets excluding property contributed by other venturer’s are recorded in the records of and disbursed by the Company on behalf of the joint venture. Of the $1,221,685 in accounts payable at May 31, 2007, an amount of $962,000 (approximately Rand 6.4 million) was incurred on behalf of the WBJV.

In April 2007 Africa Wide accepted an offer for the purchase of their company from Wesizwe Platinum Ltd. (WEZJ.J). The consideration will be 62,022,901 new Wesizwe common shares at a price of Rand 10.48 per share for total proceeds of Rand 650 million (approximately C$103 million).  Closing of the transaction is expected in July 2007, subject to due diligence and shareholder approval (which was received on July 6, 2007).  If the transaction closes as expected, Wesizwe will become responsible for all of the rights and obligations of Africa Wide.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

5.

Investment in Western Bushveld Joint Venture (the “WBJV”) (continued)

Effective May 31, 2006 the Company concluded that the functional currency of WBJV was the South African Rand as expenditures in the WBJV were principally being incurred in Rand and funded by advances from the venturers which were denominated in Rand. The Company therefore considers its equity investment in the WBJV to be self sustaining and it translates it’s share of net equity of WBJV using the current rate method with translation gains and losses included in cumulative translation adjustment as a separate component of shareholder equity.

 (a)

Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of Rand 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

In 2005 the Company and the Vendors reached agreement whereby the Company purchased all surface and mineral rights to the property in exchange for Rand 7.0 million. In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

(b)

Onderstepoort interest

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company could earn 100% of the mineral rights over 647 hectares and 50% of the mineral rights over the balance of 438 hectares. To earn its interests the Company was required to make aggregate prospecting and option payments over time to the vendors of Rand 12.44 million (approximately C$2.24 million) ending April 2008.  Of this amount Rand 834,000 was paid.  During 2004 the Company was granted Old Order prospecting permits on five portions of the farm.  In 2005 the Company was granted New Order prospecting permits on the remaining two farm portions.

During 2007 the Company negotiated and executed the buy-out and cancellation of the option agreement described above to acquire a 50% undivided interest in 438 hectares in exchange for 50,000 common shares of the Company valued at $230,000.  In doing so the Company has eliminated approximately Rand 5.5 million (C$840,000) in future option payments while keeping the property in question under its control with regard to the mineral rights as granted to it by the Government of South Africa under a New Order prospecting permit.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

6.

MINERAL PROPERTIES

Nine month period ended May 31, 2007

	Tweespalk	War Springs	Lakemount	LDI River	Shelby Lake South Legris		Total
Acquisition costs
of mineral rights
Balance, beginning of year	$31,835	$112,490	$221,573	$545,532	$307,345	$10,000	$1,228,775
Incurred during period	2,816	2,935	-	50,000	5,000	50,000	110,751
Less amounts written off	-	-	(221,573)	-	-	-	(221,573)
Balance, end of period	$34,651	$115,425	$-	$595,532	$312,345	$60,000	$1,117,953
Deferred exploration costs
Assays and geochemical	$32,006	$6,216	$-	$-	$-	$110	$38,332
Drilling	156,754	-	-	43,383	39,848	80,996	320,981
Geological	19,000	67,335	-	1,482	899	626	89,342
Geophysical	-	-	-	-	-	-	-
Maps, fees and licenses	-	-	-	257	-	-	257
Site administration	5,618	4,350	3,000	-	-	-	12,968
Travel	3,395	4,254	-	131	256	583	8,619
	216,773	82,155	3,000	45,253	41,003	82,315	470,499
Balance, beginning of year	814,109	2,079,559	1,098,649	215,944	391,971	1,789	4,602,021
Less amounts written off	-	-	(1,101,649)	-	-	-	(1,101,649)
Balance, end of period	$1,030,882	$2,161,714	$-	$261,197	$432,974	$84,104	$3,970,871
Total Mineral Properties	$1,065,533	$2,277,139	$-	$856,729	$745,319	$144,104	$5,088,824

Three month period ended May 31, 2007

	Tweespalk	War Springs	Lakemount	LDI River	Shelby Lake South Legris		Total
Acquisition costs
of mineral rights
Balance, beginning of period	$31,835	$114,235	$ -	$595,532	$312,345	$60,000	$1,113,947
Incurred during period	2,816	1,190	-	-	-	-	4,006
Less amounts written off	-	-	-	-	-	-	-
Balance, end of period	$34,651	$115,425	$ -	$595,532	$312,345	$60,000	$1,117,953
Deferred exploration costs
Assays and geochemical	$32,006	$-	$ -	$-	$-	$110	$32,116
Drilling	156,754	-	-	13,230	13,230	13,230	196,444
Geological	4,027	5,801	-	305	277	278	10,688
Geophysical	-	-	-	-	-	-	-
Maps, fees and licenses	-	-	-	257	-	-	257
Site administration	5,618	4,295	-	-	-	-	9,913
Travel	2,312	2,664	-	-	-	-	4,976
	200,717	12,760	-	13,792	13,507	13,618	254,394
Balance, beginning of period	830,165	2,148,954	-	247,405	419,467	70,486	3,716,477
Less amounts written off	-	-	-	-	-	-	-
Balance, end of period	$1,030,882	$2,161,714	$ -	$261,197	$432,974	$84,104	$3,970,871
Total Mineral Properties	$1,065,533	$2,277,139	$ -	$856,729	$745,319	$144,104	$5,088,824

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

6.

MINERAL PROPERTIES (continued)

(a)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to May 31, 2007 total $3,342,672 (August 31, 2006 - $3,037,933).

The Company may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. Old Order prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War Springs property. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Mineral and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits must be converted into New Order permits during a transition period.  This process is now complete for the War Springs and Tweespalk properties.  The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility.  The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property.  The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at May 31, 2007 are calculated to be $319,660 (August 31, 2006 - $253,783).  The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

6.

MINERAL PROPERTIES (continued)

(b)

Ontario

(i)

Agnew Lake

The Company has earned a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor. The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation (“PFN”) on June 18, 2000. On June 22, 2001, the Company and PFN optioned their property interests to Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited. At August 31, 2004, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin.  At August 31, 2005 the project was not active and the Company wrote off its remaining investment in the property amounting to $276,852. Kaymin has vested as to a 26.17% interest in the property in accordance with the terms of their option agreement.  PFN has terminated their option on the property and retains no working interest.

(ii)

Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. The Company could earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($1,098,649 incurred to August 31, 2006) and by making staged payments totalling $150,000 ($75,000 paid) and 150,000 common shares (50,000 issued) by December 31, 2008. The Company could also purchase an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder from whom the property vendor had acquired their rights.

During the period the Company requested that the underlying holder to the property correct several title or contractual deficiencies relating to the Company’s right to acquire certain properties adjacent to the main Lakemount property.  The underlying holder was unwilling or unable to correct these deficiencies.  By agreement with the vendor the Company chose to suspend any further option payments to the vendor until the matter was resolved to its satisfaction.  The vendor then chose to withhold their required payments to the underlying holder, who then chose to provide termination notice to the vendor who had optioned the project to the Company.  Exploration results on the project to date have been of interest, but in light of the deficiencies and complex title chain, the Company has chosen not to pursue the matter and has abandoned the project.  Deferred acquisition and exploration costs relating to the project in the amount of $1,323,222 have been written off.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

6.

MINERAL PROPERTIES (Continued)

(b)

Ontario (continued)

(iii)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property in exchange for payments of $38,500 over three years (paid) and the completion of exploration expenditures in the amount of $1,000,000 over five years, $548,952 of which has been incurred to August 31, 2006. The option agreement was amended January 27, 2005 to allow the Company an additional three years, to May 5, 2008, to meet its exploration commitments in exchange for making annual cash payments of $5,000 to May 5, 2008 and undertaking a minimum of $50,000 in annual exploration expenditures.

On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement as amended was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 1.0% Net Smelter Return Royalty granted to an underlying vendor. The Company also granted the property vendors an additional 1.0% Net Smelter Return Royalty, with buy back provisions for the Company, on the same terms and conditions as that for the underlying royalty and made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

 (iv)

South Legris

In April 2000 the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (paid) and the expenditure of $1,000,000 ($492,330 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company terminated the option in 2004 and $587,369 in deferred costs related to the property were written off at August 31, 2004. The South Legris Option Agreement was later amended on January 27th, 2005 to allow the Company an additional three years to meet its exploration commitments in exchange for making annual cash payments of $5,000 to April 10, 2008 and undertaking a minimum of $50,000 in annual exploration expenditures.

On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement as amended was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 1.0% Net Smelter Return Royalty granted to an underlying vendor. The Company also granted the property vendors an additional 1.0% Net Smelter Return Royalty, with buy back provisions for the Company, on the same terms and conditions as that for the underlying royalty and made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

6.

MINERAL PROPERTIES (Continued)

(b)

Ontario (continued)

(v)

Moss Lake

On August 5, 2004 the Company optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($25,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which the Company may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back. The Company terminated the Moss Lake option as of August 31, 2006 resulting in a write-off of $158,855.

(vi)

Seagull

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. The Company could earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years.  The Company could earn an additional 20% property interest by completing a bankable feasibility study and providing or arranging production financing. The Company terminated the Seagull option as of February 28, 2006 resulting in a write-off of $785,288.

(vii)

Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located in the Lac des Iles area. To earn a 50% interest the Company was required to make cash payments of $10,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. To August 31, 2006 the Company had incurred costs of $565,869 and elected under the option agreement to form a 50/50 joint venture with the property vendor.  Amounts already spent by the Company in excess of $500,000 where repayable to the Company by the property vendor, or would be applied to dilute the vendor’s working interest in the property.

On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.

(c)

Write-down of mineral properties

During the period the carrying value of the Lakemount property was determined to be impaired, resulting in a write-off in the amount of $1,323,222 (2006 - $793,298 with the majority of this amount for the Seagull property).

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

6.

MINERAL PROPERTIES (continued)

(d)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7.

FIXED ASSETS

	May 31, 2007
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$396,624	$209,777	$186,847
Leasehold improvements	36,975	22,707	14,268
Office furniture and equipment	171,782	61,350	110,432
	$605,381	$293,834	$311,547

	August 31, 2006
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and software	$316,385	$164,931	$151,454
Leasehold improvements	$29,907	$15,894	14,013
Office furniture and equipment	120,471	45,688	74,783
	$466,763	$226,513	$240,250

8.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

At May 31, 2007 there were 60,726,247 shares outstanding.

During the period May 31, 2007:

(i)

6,333,194 share purchase warrants were exercised for proceeds of $11,454,791 and 651,875 stock options were exercised for proceeds of $428,075.

During the year ended August 31, 2006:

(ii)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $40,000.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

8.

SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(iii)

843,047 share purchase warrants were exercised for proceeds of $1,181,305 and 164,500 stock options were exercised for proceeds of $117,750.

(iv)

the Company closed non-brokered private placements for 2.2 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months until April 13-21, 2007.  Filing fees of $7,000 and a finder’s fee of $45,704 related to this financing were paid by the Company in cash.

(v)

The Company closed a non-brokered private placement for 1.7 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of two years until March 6, 2008. Filing fees of $7,532 related to this financing were paid by the Company in cash.

(vi)

The Company closed a brokered private placement for 5.6 million units at a price of $1.80 per unit. Each unit consisted of one common share and one half a common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until March 31, 2007 at a price of $2.10 per share.  Agent’s fees amounted to 7.0% of gross proceeds, which totalled $705,600, which was paid in cash. The Agents’ legal and other costs totalling $56,000 were paid by the Company. The Company also paid $23,498 as a filing fee.

During the year ended August 31, 2005:

(vii)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $28,000.

(viii)

2,469,949 share purchase warrants were exercised for proceeds of $2,272,462 and 903,000 stock options were exercised for proceeds of $508,850.

(ix)

the Company closed brokered private placements for gross proceeds of $6,259,900 on April 14, 2005. Proceeds of $259,901 were from the sale of 173,267 flow-through shares at $1.50 per share and $6,000,000 was from the sale of 5,000,000 non-flow-through units at $1.20 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until October 14, 2006 at a price of $1.50 per share. Agent’s fees amounted to 7.0% of gross proceeds, which totalled $438,193, which was paid in cash. The Agents’ legal and other costs totalling $24,229 were paid by the Company. The Company paid $47,000 to its lawyers for legal costs relating to

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

8.

SHARE CAPITAL (Continued)

the private placement, $20,000 for consulting services, and $29,500 as a filing fee. The Agents also received 517,327 compensation options exercisable into common shares of the Company at a price of $1.50 per share until October 14, 2006.

(c)

Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant. Stock options granted to certain employees of the Company vest on average at an amount of 25% per six month period, while stock options granted to other employees, directors and officers are subject only to a four month initial hold period.

The following tables summarize the Company’s outstanding stock options:

	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	May 31,	Contractual	May 31,
Price	2007	Life (Years)	2007
$0.50	185,000	1.05	185,000
0.70	132,000	1.30	132,000
0.75	75,000	0.12	75,000
1.00	1,582,875	2.72	1,582,875
1.05	50,000	3.17	50,000
1.10	182,500	2.15	182,500
1.15	90,000	2.25	90,000
1.18	50,000	2.46	50,000
1.44	50,000	1.53	50,000
1.45	14,000	3.65	14,000
1.50	16,500	3.61	16,500
1.85	305,000	4.26	76,250
1.92	60,000	4.09	15,000
2.57	1,015,000	4.63	935,000
	3,807,875	3.15	3,454,125

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

8.

SHARE CAPITAL (Continued)

(c)

Incentive stock option agreement (continued)

		Weighted
		Average
	Number	Exercise
	of Shares	Price
Options outstanding at August 31, 2004	2,425,000	0.65
Granted	2,046,000	1.02
Exercised	(903,000)	0.56
Cancelled	(155,000)	1.05
Options outstanding at August 31, 2005	3,413,000	0.88
Granted	220,000	1.79
Exercised	(164,500)	0.72
Cancelled	(183,125)	0.97
Options outstanding at August 31, 2006	3,285,375	0.94
Granted	1,225,000	2.45
Exercised	(651,875)	0.65
Cancelled	(50,625)	0.49
Options outstanding at May 31, 2007	3,807,875	$1.48

(i)

During the period ended May 31, 2007 the Company granted 1,225,000 stock options to employees. The Company has recorded $1,395,866 of compensation expense relating to stock options granted or vested in this period.

The following weighted average assumptions were used in valuing stock options granted during the period:

May 31, 2007
Risk-free interest rate	4.03
Expected life of options	3.50
Annualized volatility	81.46
Dividend rate	0.00%

(ii)

During the year ended August 30, 2006 the Company granted 220,000 stock options to employees. The Company has recorded $110,176 of compensation expense relating to stock options granted in the year ended August 30, 2006. The stock-based compensation expense was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Aug. 31, 2006
Risk-free interest rate	4.26
Expected life of options	3.50
Annualized volatility	85.21
Dividend rate	0.00%

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

8.

SHARE CAPITAL (Continued)

(iii)

During the year ended August 31, 2005 the Company granted 2,046,000 stock options to directors, officers, employees and consultants, (30,000 of which were cancelled during the same period). The Company has recorded $1,283,289 of compensation expense relating to stock options granted during the year ended August 31, 2005. The stock-based compensation expense was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Aug. 31, 2005
Risk-free interest rate	2.93
Expected life of options	3.50
Annualized volatility	94.00
Dividend rate	0.00%

(d)

Share purchase warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price
Balance at August 31, 2004	3,416,162	1.03
Issued to private placement placees (Note 8 (b) (ix))	2,500,000	1.50
Issued to agents on brokered financing (Note 8 (b) (ix))	517,327	1.50
Expired during the period	(241,110)	1.20
Exercised and converted to common shares	(2,469,949)	0.92
Balance at August 31, 2005	3,722,430	$1.47
Issued to private placement placees (Note 8 (b) (iv, v and vi))	4,750,000	1.96
Expired during the period	(150,000)	1.35
Exercised and converted to common shares	(843,047)	1.40
Balance at August 31, 2006	7,479,383	1.79
Expired during the period	(296,189)	1.50
Exercised and converted to common shares	(6,333,194)	1.81
Balance at May 31, 2007	850,000	$1.75

Warrant expiry date:	March 6, 2008	850,000	1.75

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

9.

CONTRIBUTED SURPLUS

The following table summarizes the Company’s Contributed Surplus:

Contributed
Surplus
Balance at August 31, 2004	$134,932
Retroactive accounting change for stock options	318,000
Stock options granted during the year	1,283,289
Stock options exercised during the year	(13,023)
Balance at August 31, 2005	1,723,198
Stock options granted during the year	110,176
Stock options exercised during the year	(47,669)
Balance at August 31, 2006	1,785,705
Stock options granted during the period	1,395,866
Stock options exercised during the period	(183,370)
Balance at May 31, 2007	$2,998,201

10.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

Management, salary and consulting fees of $338,131 (2006 - $280,623, 2005 - $210,891) were incurred with directors during the period. At May 31, 2007, $Nil was included in accounts payable (2006 - $3,815).

(b)

The Company received $104,152 (2006 - $101,081, 2005 - $101,590) during the period from MAG Silver Corp. (“MAG”), a company with certain common directors and a common officer, under the terms of a 2003 service agreement for administrative services.  Accounts receivable at the end of the period include an amount of $1,869 due from MAG for both administration fees due ($Nil) and other trade payables ($1,869).

(c)

During the period the Company accrued or received payments of $35,100 (2006 – $15,600) from West Timmins Mining Inc. (“WTM”), a company with certain common directors and a common officer, for administrative services. The amount received in 2006 was net of a credit adjustment of $19,500 in recognition of WTM’s relative inactivity in the first three quarters of calendar 2005.  Accounts receivable at the end of the period include an amount of $442 due from WTM for both administration fees due ($Nil) and other trade payables ($442).

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

11.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2006	2005
Statutory tax rates	36%	36%
Recovery of income taxes computed at statutory rates	$1,391,802	$1,657,420
Effect of lower tax rates in foreign jurisdictions	(55,932)	(34,701)
Tax losses not recognized in the period that the
benefit arose	(1,335,870)	(829,719)
Future income tax recovery	$-	$793,000

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2006	2005
Future income tax assets
Operating loss carryforwards	$2,834,397	$2,599,980
Fixed assets	34,143	12,875
Mineral properties	783,875	72,993
Share issuance costs	386,483	287,579
Valuation allowance on future income tax assets	(4,038,898)	(2,973,427)
	$-	$-

The Company has Canadian non-capital loss carryforwards available to offset future taxable income in the amount of approximately $7.2 million, which expire at various dates from 2006 to 2026.

At August 31, 2006 the Company has South African non-capital loss carryforwards available to offset future taxable income in the amount of approximately $1.5 million, which do not expire, subject to business continuity.

12.

CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as its South African subsidiary commitments, are as follows as at May 31, 2007.

August 31, 2007	37,343
August 31, 2008	84,101
August 31, 2009	92,730
August 31, 2010	51,620
$265,794

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

13.

SUPPLEMENTARY CASH FLOW INFORMATION

(a)

Net change in non-cash working capital

	Period ended	Year ended	Year ended
	May 31,	August 31,	August 31,
	2007	2006	2005
Amounts receivable	$(177,584)	$(50,934)	$(102,923)
Prepaid expenses and other	(1,139)	(10,573)	(36,673)
Accounts payable	505,859	184,819	(280,358)
	$327,136	$123,312	$(419,954)

(b)

Cash and cash equivalents

Cash and cash equivalents consist of the following:

	May 31, 2007	Aug. 31, 2006	Aug. 31, 2005
Cash	$2,286,241	$1,666,801	$693,661
Short-term deposits	12,200,000	8,400,000	2,056,800
	$14,486,241	$10,066,801	$2,750,461

14.

SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Investment in joint ventures, fixed assets, capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	May 31,	August 31,
	2007	2006
Canada	$1,813,651	$2,872,433
South Africa	16,784,917	14,028,702
	$18,598,568	$16,901,135

Platinum Group Metals Ltd.

(An exploration stage company)

Notes to the consolidated financial statements

May 31, 2007

15.

SUBSEQUENT EVENTS

Subsequent to May 31, 2007, 100,000 common shares were issued pursuant to the exercise of 100,000 stock options at a price of $0.50 per share and 75,000 common shares were issued pursuant to the exercise of 75,000 stock options at a price of $0.75 per share for aggregate proceeds of $106,250.  As well, 40,000 stock options were granted to an employee at a price of $4.20 per share.

There are other subsequent events disclosed elsewhere in the notes to the consolidated financial statements.